AGFA

Legal Department
J.Crols/C.Dascotte

04 JAN 12 AM 7:21

www.agfa.com

Agfa-Gevaert N.V.
Septestraat 27 - B-2640 Mortsel-België

tel. +32 (0) 3 444 7291
fax. +32 (0) 3 444 7229
e-mail Claire.Dascotte.CD
@belgium.agfa.com

Deutsche Bank AG

82-334

SUPPL

Securities and Exchange Commission
Att. :Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
U.S.A.

By special courier

04012026

2004-01-06

Dear Sirs,

Please find enclosed for your information a notification from a substantial shareholder Deutsche Bank AG as required by the Law of March 2, 1989 relating to the announcement of large participations in listed companies.

Best regards,

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

C.Dascotte
Ass.Gen.Counsel

dw 1/13

BTW BE 404 021 727 Handelsregister Antwerpen nr. 163653

Deutsche Bank

Deutsche Bank AG
Compliance
Taunusanlage 12
60325 Frankfurt

Kerstin Seiger
Telefon +49-69-910-35705
Telefax +49-69-910-34625

E-mail: Kerstin.Seiger@db.com

Agfa Gevaert N.V.
Attn. Ms. Jo Crols
Septestraat 27

2640 Mortsel

Fax : +32(3) 444 4485

Frankfurt am Main, 30 December 2003

Substantial Shareholding Notification – Agfa Gevaert N.V.

Dear Ms. Crols,

Please find enclosed a substantial shareholding notification for Deutsche Bank AG Group's position in Agfa Gevaert N.V..

Deutsche Bank AG

Dr. Rainer Grimberg   Hagen Repke

Vorsitzender des Aufsichtsrats: Rolf-E. Breuer
Vorstand: Josef Ackermann, Clemens Börsig,
Tessen von Heydebreck, Hermann-Josef Lamberti

Deutsche Bank Aktiengesellschaft mit Sitz in Frankfurt am Main
HRB Nr. 30 000 · Amtsgericht Frankfurt am Main
Deutsche Bank im Internet: http://www.deutsche-bank.de

CHAPITRE Ier DE LA LOI DU 2 MARS 1989

Formulaire A : première déclaration de participation dans une société cotée au premier marché

0. **A adresser à** :
   - la société cotée visée
     Agfa-Gevaert N.V.
     Septestraat 27, 2640 Mortsel
     Fax : +32(3) 444 4485
   - Commission Bancaire et Financière
     Contrôle de l'information financière et des marchés d'instruments financiers
     A l'attention de M. Colinet
     A l'attention de M. G. Delaere
     A l'attention de M. Malotte
     Avenue Louise 99, 1050 BRUXELLES
     Fax : +32(2)535.24.24

1. **Nom de la société visée :** Agfa-Gevaert N.V.

2. **Données relatives à la personne établissant la déclaration**[1] en qualité de déclarant intervenant pour son propre compte

   a) *personne physique*

nom + prénom	....
adresse	....
	....
tél. (facultatif)	....

   b) *personne morale*

forme juridique + dénomination	Deutsche Bank AG, Société anonyme
siège social	Taunusanlage 12, 60325 Frankfurt am Main, Allemagne
tél.	+49 69 910 35 705
fax	+49 69 910 34 625
nom et qualité du signataire de la déclaration	Hagen Repke, Compliance Dr. Rainer Grimberg, Compliance

3. **Eléments constitutifs de la déclaration**

Remarque préliminaire
Lorsque la déclaration est opérée par des personnes liées ou agissant de concert, les tableaux I et II seront complétés autant de fois que nécessaire :

- d'abord pour chacune de ces personnes *séparément*, même si aucune d'elles n'atteint à elle seule l'un des seuils prévus par la loi (cf. art. 8, § 1er, 3°, de l'A.R. du 10 mai 1989)[2] ;
- ensuite pour *l'ensemble* des personnes liées ou agissant de concert (cf. art. 2, § 1er et 2, de la loi du 2 mars 1989).

---

[1] Biffer la(les) mention(s) inutile(s).

[2] Sauf s'il s'agit de personnes physiques agissant de concert dont aucune ne possède un nombre de titres auquel sont attachés 5 % ou plus des droits de vote existants : celles-ci peuvent faire une déclaration commune, sans indication des détenteurs individuels (art. 2, § 3, alinéa 2, de la loi du 2 mars 1989).

Tableau I : données générales

Nom de la société visée	Agfa Gevaert N.V.
Droits détenus par (biffer la mention inutile)	**Deutsche Bank AG Group***, Frankfurt am Main, Allemagne
lié(e) à	
agissant de concert avec	
Date de réalisation de la situation donnant lieu à déclaration	23/12/2003
Sources relatives au dénominateur	Ms. Jo Crols, Agfa Gevaert N.V.

Lorsqu'un tiers détient des droits pour compte d'autrui.

*y compris des filiales de Deutsche Bank AG

Tableau II : calcul de la quotité	dénominateur (a)	Numérateur (b)	% (b/a)
1. **Droits de vote effectifs** afférents à des **titres** • représentatifs du capital • non représentatifs du capital	**140 000 000**	**3,363,890 **** ****** positions agrégées de la Deutsche Bank AG Frankfurt ainsi que de ses diverses filiales	**2.40%**
2. **Droits de vote futurs**, potentiels ou non, résultant de • droits et engagements à la conversion en ou à la souscription de **titres à émettre**, à savoir : ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres (à détailler le cas échéant)		**12,731**	**0.01%**
• droits et engagements à l'acquisition de **titres émis**, à savoir : ◊ options ◊ warrants portant sur des titres émis ◊ engagements résultant d'un contrat ◊ autres (à détailler le cas échéant)			
Total	**140 000 000**	**3,376,621**	**2,41%**
<u>Pour mention</u> Droits et engagements à la conversion en, à la souscription ou à l'acquisition de titres, assortis de clauses conditionnelles, à savoir : • conversion d'obligations • exercice de warrants • autres (à détailler le cas échéant)			
Pour les droits ou engagements desquels peuvent résulter des droits de vote futurs : délais ou périodes d'exercice			

(Type + délais/périodes)

***Deutsche Bank AG peut, dans les trois jours ouvrables, réclamer la restitution des actions prêtées aux divers clients et ce en conformité avec les clauses insérées dans ses "Standard European Loan Contracts"

4. **Données complémentaires à fournir si le nombre de titres détenus est égal ou supérieur à 20 %** (art. 8, § 3, de l'A.R. du 10 mai 1989)

   a. Description de la politique dans laquelle se situe l'acquisition :

   b. Nombre de titres acquis au cours des 12 mois précédant la présente déclaration et mode d'acquisition :

	nombre	mode d'acquisition
1. **Droits de vote effectifs** afférents à des titres • Représentatifs du capital • non représentatifs du capital		
2. **Droits de vote futurs**, potentiels ou non, résultant de • droits et engagements à la conversion en ou à la souscription de **titres à émettre**, à savoir: ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres (à détailler le cas échéant)		
• droits et engagements à l'acquisition de **titres émis**, à savoir : ◊ options ◊ warrants portant sur des titres émis ◊ engagements résultant d'un contrat ◊ autres (à détailler le cas échéant)		

Fait le 30 décembre 2003 à Frankfurt am Main

Deutsche Bank AG

Dr. Rainer Grimberg

Hagen Repke

Annexes (obligatoires en vertu de l'art. 4, § 1er, alinéa 1er de la loi du 2 mars 1989) : les documents relatifs à l'opération (aux opérations) donnant lieu à déclaration